

Mail Stop 4628

October 15, 2015

Via E-mail
Charles M. Sledge
Senior Vice President and Chief Financial Officer
Cameron International Corporation
1333 West Loop South, Suite 1700
Houston, TX 77027

> **Re: Cameron International Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 20, 2015**
> **File No. 001-13884**

Dear Mr. Sledge:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Ethan Horowitz *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources